UFOOD RESTAURANT GROUP, INC.
255 Washington Street, Suite 100
Newton, MA 02458
     September 1, 2009
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	UFood Restaurant Group, Inc. Registration Statement on Form S-1 Commission File No. 333-158940
Dear Sir or Madam:
          The registrant, UFood Restaurant Group, Inc. (“UFood”), hereby requests that the effective date of the above-captioned “Registration Statement” be accelerated to 9:00 a.m., Eastern Time, on September 4, 2009, or as soon thereafter as is practicable.
          UFood hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve UFood from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	UFood may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

UFOOD RESTAURANT GROUP, INC.

By:	/s/ George A. Naddaff

Name:	George A. Naddaff
Title:	Chief Executive Officer